UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   January 2005            File No.    0-31195

Esperanza Silver Corporation

(Name of Registrant)

9th Floor, 670 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

News Release dated January 24, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: January 25, 2005	By: /s/ Kim Casswell Kim Casswell, Corporate Secretary

January 24, 2005

TSX-V: EPZ

      www.esperanzasilver.com

NEWS RELEASE

Esperanza Discovers Bulk Tonnage Silver Prospect at Flor de Loto

Esperanza Silver Corp. announces the results from its first systematic sampling program at its Flor de Loto project in central Peru. The Company’s geologists have identified a new bulk-tonnage silver target within its central concession area. A total of 163 rock chip samples were systematically collected within the 450 by 80 meter “Breccia” zone. All but five had detectable silver with the highest values being 62 and 54 grams of silver per tonne ( 1.8 and 1.6 ounces silver per ton). Sampling within a mineralized fault zone returned  13 of 50 samples with values in excess of 500 grams silver per tonne (14.6 ounces per ton).

The Breccia zone is characterized by a broad halo of hydrothermally altered volcanic rocks adjacent to a major east-west mineralized fault.. Within the Breccia zone a series of parallel and cross-cutting faults appear to have allowed mineralizing solutions to leak into the surrounding country rock. An analysis of the alteration and mineralization patterns indicate that a bulk-tonnage silver deposit may occur below the surface.

Additional prospecting has continued for at least three kilometers eastward along the principal fault.. Wide-spread rock alteration, similar to that found in the Breccia zone, together with numerous mineralized fractures have been found. A total of 50 rock-chip samples have been collected along this trend. Sampled material consisted of narrow veins, dikes and mineralized fractures along the fault zone. The highest value was 4688 grams per ton (140 ounces per ton). Gold, up to 2.2 grams per tonne (0.06 ounces per ton) was also found in many samples along the fault zone. Full data for this and the Breccia zone sampling have been posted to the Company’s website.

Bill Pincus, Esperanza’s President said, “These are early days in the discovery process but we are excited about this prospect.  The Breccia zone is open to the north where it is covered by a thin layer of soil. We will continue to explore in that direction. The identification of mineralization further along the east-west fault zone is very encouraging. We also hope that our regional reconnaissance will allow us to identify new concession areas. We’ve much work yet to do but will continue to explore this on a district-scale basis.”

On-going exploration will focus on three goals. First, the sample grid over the Breccia zone will be extended to the north where indications are it may continue. Further geophysical surveys will be considered to complement the geochemical results and help identify drill-targets. Continued prospecting along the E-W fault zone will focus on identifying new, bulk-tonnage prospects. Finally, an analysis of satellite imagery has detected areas with similar fracture and alteration patterns within a 10 kilometer radius. These will be field checked and additional concessions acquired as appropriate.

For further information contact:

William Pincus

(303) 830 0988Tel

(303) 830 9098 Fax

wpincus@esperanzasilver.com

The TSX Venture Exchange does not accept

responsibility for the adequacy or accuracy of this news release

DRAFT - January 25, 2005

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